UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-4987
SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
520 FELLOWSHIP ROAD, SUITE A-114
MT. LAUREL, NJ 08054
(Name & address of Principal Executive Offices
of the issuer of the Securities)
21-0682685
(I.R.S. Employer Identification No.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SL INDUSTRIES, INC., SAVINGS AND PENSION PLAN
By:	/s/ David R. Nuzzo
David R. Nuzzo
Plan Administrator June 10, 2008

SL INDUSTRIES INC. SAVINGS AND PENSION PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm for the Years Ended December 31, 2007 and 2006	4

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2007 and December 31, 2006	5

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2007 and 2006	6

Notes to Financial Statements	7-14

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets Held at End of Year December 31, 2007	15

Exhibit Index	16

Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey
We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Sobel & Co., LLC
Livingston, New Jersey
June 5, 2008

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006

Investments	$48,160,511	$20,385,827

Receivables
Employer contributions	586,435	291,747
Participant contributions	374	70,739

Total Receivables	586,809	362,486

Cash	35,931	32,952

Liabilities
Operating payables	25,442	34,894

Total Liabilities	25,442	34,894

Net Assets Available for benefits	$48,757,809	$20,746,371

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2007	2006

Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investments	$669,198	$792,790
Net realized gain on sale of investments	512,707	113,628
Interest/dividends	2,617,677	1,174,869

Contributions:
Employer	1,461,980	613,857
Participant	2,532,691	1,031,032
Rollover	386,086	22,570

Total Additions	8,180,339	3,748,746

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,426,189	3,540,172
Administrative expenses	66,937	49,997

Total Deductions	4,493,126	3,590,169

Increase in Net Assets Before Transfers	3,687,213	158,577

Transfer of Assets to the Plan, net	24,324,225	—

Net Increase	28,011,438	158,577

Net Assets Available for Benefits:
Beginning of year	20,746,371	20,587,794
End of year	$48,757,809	$20,746,371

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies

Description of Plan

SL Industries, Inc. Savings and Pension Plan (the “Plan”), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.’s Corporate Office, SL Power Electronics Corp. (a combination of Condor D.C. Power Supplies, Inc. and Ault Incorporated), SL Montevideo Technology, Inc., Teal Electronics Corp., RFL Electronics Inc., and MTE Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

As of January 2, 2007, RFL Electronics, Inc. Employees’ 401(k) and Profit Sharing Plan, Ault Incorporated Profit Sharing Plan, and Teal Electronics Corporation Employee Savings Plan were merged into the existing Plan. All transactions for these plans are included in the Statement of Changes in Net Assets for the twelve months ended December 31, 2007.

Subsequent to the acquisition of MTE Corporation on October 31, 2006, the MTE Corporation 401(k) Profit Sharing Plan was merged into the Plan as of May 1, 2007. The Statement of Changes in Net Assets for the year ended December 31, 2007 includes transactions for the eight months from May 1, 2007 to December 31, 2007.

Total net assets transferred to the Plan related to the above merger were $24,324,225 (see Note 8).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures may be used to reduce future Employer contributions to the Plan or to offset plan administrative expenses. For the years ended December 31, 2007 and 2006, approximately $68,000 and $50,000 was used to pay Plan administrative expenses. At December 31, 2007 and 2006, approximately $51,000 and $76,000, respectively, was available in the forfeiture account.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Investments

As part of the Plan provisions, participants are no longer able to invest in SL Industries, Inc. Common Stock (“Common Stock”), but can invest in various combinations of eighteen Fidelity Institutional Retirement Services Co., Inc. (“Fidelity”) funds: Managed Income Portfolio, Total Bond, Capital and Income, Value, Capital Appreciation, Diversified International, Freedom Income Fund, Freedom 2000 Fund, Freedom 2005 Fund, Freedom 2010 Fund, Freedom 2015 Fund, Freedom 2020 Fund, Freedom 2025 Fund, Freedom 2030 Fund, Freedom 2035 Fund, Freedom 2040 Fund, Freedom 2045 Fund, Freedom 2050 Fund. Also available are Spartan U.S. Equity Index Fund, Allianz NJF Dividend Value Fund, Northern Small Cap Fund, Davis NY Venture Fund, Columbia Acorn Fund, Hartford Small Cap Growth Fund, and Dodge & Cox International Stock Fund.

All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant’s account balance.

The Managed Income Portfolio represents a deposit contract with Fidelity’s Managed Income Fund. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

Employer matching contributions are invested solely in Common Stock of SL Industries, Inc., a related party to the plan. Until a participant is fully vested, the employer matching contribution credited to the participant’s account cannot be liquidated.

The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange. All carrying amounts for net assets are presented at their fair values as determined by the method listed above.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Interest and dividend income are recorded as earned on an accrual basis.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Investments (continued)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,181,905 and $906,418 as follows:

	2007	2006

Mutual funds	$564,895	$763,122
Common stock	617,010	143,296

	$1,181,905	$906,418

The following table represents investments at Plan year end values that represent 5% or more of the Plan’s net assets:

December 31,
2007
Fidelity Managed Income Portfolio	$4,297,459
*SL Industries, Inc. Common Stock	3,389,863
Fidelity Freedom 2010 Fund	4,860,098
Fidelity Freedom 2015 Fund	4,558,440
Fidelity Freedom 2020 Fund	6,630,759
Fidelity Freedom 2025 Fund	6,566,706
Fidelity Freedom 2030 Fund	3,065,912

December 31,
2006
Fidelity Managed Income Portfolio	$3,381,341
*SL Industries, Inc. Common Stock	2,905,711
**Fidelity Growth and Income Portfolio	1,437,219
**Fidelity Low Priced Stock Fund	2,398,439
**Fidelity Mid-Cap Stock Fund	2,248,149
Fidelity Spartan U.S. Equity Index Fund	1,539,654
Fidelity Freedom 2020	1,393,116
**Fidelity Puritan Fund	1,183,371
Fidelity Diversified International Fund	1,222,599

*	Participant directed and non-participant directed.

**	Investment option not available at Plan year end 2007.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Investments (continued)

Information about the significant components of the changes in net assets relating to SL Industries, Inc. Common Stock, which is both a participant directed and a non-participant directed investment option, is as follows:

	Year Ended December 31,
	2007	2006
Changes in net assets:
Contributions	$769,093	$392,826
Net appreciation	700,730	143,296
Benefits paid to participants	(143,867)	(755,410)
Transfer/loan activity	(834,343)	(658,201)

Net changes	491,613	(877,489)

Fair market value, beginning of year	2,933,501	3,810,990

Fair market value, end of year	$3,425,114	$2,933,501

Fair market value includes:

SL Industries, Inc. — Common Stock	$3,389,863	$2,905,711
Cash and in-transit items	35,251	27,790

Total Fair Market Value	$3,425,114	$2,933,501

Contributions

Elective Contributions

Employees’ contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 60% of their annual compensation, as defined by the Plan, or $15,500 and $15,000 in the calendar years 2007 and 2006, respectively, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer “catch-up” contributions.

Beginning January 1, 2007, employees’ are eligible to designate their elective deferrals as an after tax, Roth 401(k) Deferral Contribution, a pre-tax traditional 401(k) Deferral Contribution, or a combination of both. Once made, the election is irrevocable and contributions can not later be re-characterized.

Discretionary Matching Employer Contributions

The employer may match fifty percent (50%) of the participant’s elective deferrals, not to exceed three percent (3%) of the participant’s eligible compensation for 2007. Matching employer contributions have been contributed solely in the Common Stock of SL Industries, Inc.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Investments (continued)

Discretionary Profit Sharing Contributions

A profit sharing contribution may be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant. Profit sharing contributions, if any, made to the Plan by the Company will be allocated to a participant’s account in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all participants.

Benefits

At the time of separation, the vested portion of a participant’s account represents the participant’s accumulated benefit. If a participant’s account balance is less than $1,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $1,000 or greater may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) receive payment in one lump sum; or (3) have all of the participant’s vested account balance paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment or in various types of installments. The amount of the benefit payment depends on the value of the participant’s account and the retirement benefit option the participant elects.

Vesting

Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer’s profit sharing contributions. Employer matching contributions become vested as follows:

Percentage
Years of Service	Vested
Five years or more	100%
Four years or more, but less than five years	80%
Three years or more, but less than four years	60%
Two years or more, but less than three years	40%
One year or more, but less than two years	20%
Less than one year	0%
In determining years of service for vesting, the Plan considers service from the participant’s date of hire. Only whole years of service will be counted for vesting purposes. The non-vested portion of a participant’s account, if any, will be forfeited in accordance with the provisions of the Plan.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

2	Investments (continued)

Vesting (continued)

The Plan allows for grandfathered vesting schedules for employees who were members of Ault Incorporated Profit Sharing Plan and Trust and MTE Corporation 401(k) Profit Sharing Plan. Members of Ault Incorporated Profit Sharing Plan and Trust are 100% vested in Employer matching contributions, no matter the length of service. Members of MTE Corporation 401(k) Profit Sharing Plan will be vested as follows:

Percentage
Years of Service	Vested
2	100%
1	50%
Less than 1	0%
Interest Income

For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans. For purposes of reporting on Form 5500, interest and dividend income only includes amounts earned on participant loans.

Participant Loans

The Plan makes loans to participants on a reasonably equivalent basis and subject to the hardship provisions of the Plan. Loans are collateralized by the employee account balances. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2007 and December 31, 2006 range from 5.00% to 9.50%. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.	Plan Termination

While SL Industries has not expressed any interest to do so, it may terminate the Plan at any time with, the approval of the Board of Directors and subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become vested in their accounts.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

4	Administrative Expenses

Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc. at their discretion. Total plan administrative expenses for the years ended December 31, 2007 and 2006 were $66,937 and $49,997, respectively.

5	Tax Status

The Internal Revenue Service has issued a favorable determination letter, dated June 9, 2006, stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and that the Plan is exempt from federal income taxes under Section 501(a) of the Code.

6	Plan Amendments

The Plan obtained its latest determination letter on June 9, 2006, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7	Pension Protection Act of 2007

On August 17, 2006, The Pension Protection Act (“The Act”) of 2006 was signed. The Act may require the Company to change the way the Plan is designed and administered, requiring Plan amendments and make additional disclosures to regulatory agencies and participants. Provisions of The Act phased in during 2007.

8.	Plan Mergers

Pursuant to the completed mergers into the plan of RFL Electronics, Inc. Employees’ 401(k) and Profit Sharing Plan, Ault Incorporated Profit Sharing Plan, Teal Electronics Corporation Employee Savings Plan, and MTE Corporation 401(k) Profit Sharing Plan, the following amounts were transferred into the plan:

Investments	$24,060,739
Loan Balances	263,486

$24,324,225

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006

Net assets available for benefits per financial statements	$48,757,809	$20,476,371
Deemed distributions from Plan assets	(11,372)	—

Net Assets Available for Benefits per Form 5500	$48,746,437	$20,476,371

The following is a reconciliation of changes in net assets available for Plan benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006

Changes in net assets available for benefits per financial statements	$28,011,438	$158,577
Changes in deemed distributions from Plan assets	(11,372)	—

Change in Net Assets Available for Benefits per Form 5500	$27,000,066	$158,577

Deemed distribution represent participant loans pending foreclosure. Per IRS regulations, all participant loans pending foreclosure related to active participants are required to be reported as Plan assets until a distributable event occurs. Accordingly, a difference occurs between net assets available for benefits per the financial statements and Form 5500, as Department of Labor regulations require loans pending foreclosure to be reported as deemed distributions on Form 5500.

SL INDUSTRIES, INC. SAVINGS and PENSION PLAN
EIN: 21-0682685
PLAN NUMBER 001
FORM 5500, SCHEDULE H, LINE 4 i
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2007

			(e)
(a) (b)	(c)	(d)	Current
Identity of Issue	Description	Cost	Value

Common Stock
* SL Industries, Inc.	Common stock	$2,005,230	$3,389,863

Common Trust Fund
Fidelity Institutional Retirement Services Co., Inc.	Managed Income Portfolio	4,297,459	4,297,459
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Capital & Income Fund	756,820	732,238
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Value Fund	1,171,514	1,058,423
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Capital Appreciation Fund	663,772	626,216
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Diversified Int'l. Fund	1,610,421	1,899,257
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom Income Fund	341,081	335,399
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2000 Fund	20,388	20,020
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2005 Fund	756,885	758,850
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2010 Fund	4,839,056	4,860,098
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2015 Fund	4,510,709	4,558,440
Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2020 Fund	6,547,291	6,630,759
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2025 Fund	6,450,481	6,566,706
Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2030 Fund	2,973,140	3,065,912
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2035 Fund	1,706,319	1,744,783
Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2040 Fund	457,414	462,615
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2045 Fund	347,348	348,659
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2050 Fund	63,505	63,368
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Spartan US Equity Index Fund	372,648	378,639
Fidelity Institutional Retirement Services Co., Inc.	Fidelity Total Bond Fund	206,923	205,765
Fidelity Institutional Retirement Services Co., Inc.	Columbia Acorn Fund CL Z	1,589,656	1,511,917
Fidelity Institutional Retirement Services Co., Inc.	Davis NY Venture CL A	426,949	431,575
Fidelity Institutional Retirement Services Co., Inc.	Northern Small Cap Val Fund	437,907	375,696
Fidelity Institutional Retirement Services Co., Inc.	Allianz NFJ Dividend Value Fund	1,078,116	1,022,254
Fidelity Institutional Retirement Services Co., Inc.	Dodge & Cox Int'l Stk Fund	1,964,631	1,970,440
Fidelity Institutional Retirement Services Co., Inc.	Hartford Small Cap Growth Fund	269,982	232,568

* Participant Loans Receivable	Loans, ranging 1-5 years maturity
	with interest rates of 5.00%-9.50%	—	612,592

		$45,865,645	$48,160,511

*	A party-in-interest as defined by ERISA

Exhibit index

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Sobel & Co., LLC for the year ended December 31, 2007.